Exhibit 99.3

Financial Results for the Third Quarter Ended September 30, 2019

On November 6, 2019, we announced our financial results for the third quarter ended September 30, 2019. You should read the following discussion and analysis of our financial condition and results of operations for the third quarter ended September 30, 2019 together with our consolidated financial statements and related notes and other financial information. This discussion and analysis may contain forward-looking statements based upon current expectations that involves risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those factors discussed in our public filings with the SEC, including the information provided under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018. Our financial statements have been prepared in accordance with U.S. GAAP. Results for the nine months ended September 30, 2019 are not necessarily indicative of results that may be expected for the year ending December 31, 2019.

Comparison of Period to Period Results of Operations

Revenues

Revenues increased by $70.1 million, or 29.9%, from $234.1 million in the nine months ended September 30, 2018 to $304.2 million in the nine months ended September 30, 2019. This increase was due to increased sales of our solutions driving growth in both our license revenues and our maintenance and professional services revenues. Revenues growth was largest in the United States, where revenues increased by $38.3 million and in the rest of the world with an increase of $18.5 million compared to $13.3 million in the EMEA. The significant increase in revenues primarily resulted from a higher volume of deals, including large transactions of greater than $1.0 million each that together accounted for $39.5 million. Multiple large transactions or even a single large transaction in a specific period could materially impact relative growth rates among our different regions for a particular period. We increased our number of customers from approximately 4,450 as of December 31, 2018 to more than 5,000 as of September 30, 2019.

License revenues increased by $35.6 million, or 28.3%, from $125.7 million in the nine months ended September 30, 2018 to $161.4 million in the nine months ended September 30, 2019. In the nine months ended September 30, 2019, approximately 65% of license revenues were generated from sales to customers from whom we had generated revenues before this period. Substantially all of the license revenue growth resulted from increased sales of our Core Privileged Access Security as well as strong growth from Application Access Manager.

Maintenance and professional services revenues increased by $34.5 million, or 31.8%, from $108.4 million in the nine months ended September 30, 2018 to $142.9 million in the nine months ended September 30, 2019. Maintenance revenues increased by $26.5 million from $89.4 million in the nine months ended September 30, 2018 to $115.9 million in the nine months ended September 30, 2019, with renewals accounting for approximately $12.5 million and initial maintenance contracts for approximately $14.0 million, respectively, of this increase. Professional services revenues increased by $8.0 million from $19.0 million in the nine months ended September 30, 2018 to $27.0 million in the nine months ended September 30, 2019, primarily due to the provision of more services to customers.

The United States is our biggest market, with the balance of our revenues generated from the EMEA region and the rest of the world, including Canada, Central and South America, as well as the Asia Pacific and Japan region. The following table sets forth the geographic breakdown of our revenues in dollars for the periods indicated:

	Nine Months Ended September 30,
	2018		2019
	(in thousands)
	Amount	% of Revenues	Amount	% of Revenues
United States	$132,423	56.6%	$170,694	56.1%
EMEA	70,501	30.1%	83,802	27.6%
Rest of World	31,225	13.3%	49,735	16.3%

Total Revenues	$234,149	100.0%	$304,231	100.0%

Cost of Revenues

Cost of license revenues increased by $0.3 million, or 3.3%, from $7.5 million in the nine months ended September 30, 2018 to $7.8 million in the nine months ended September 30, 2019. The increase in cost of license revenues was driven primarily from hosting costs.

Cost of maintenance and professional services revenues increased by $10.4 million, or 37.6%, from $27.6 million in the nine months ended September 30, 2018 to $38.0 million in the nine months ended September 30, 2019. The increase in cost of maintenance and professional services revenues was driven primarily by a $4.9 million increase in personnel costs and related expenses as our technical support and professional services headcount grew and a $5.4 million increase in the use of third party consultants for services rendered.

Gross Profit

Gross profit increased by $59.5 million, or 29.9%, from $199.0 million in the nine months ended September 30, 2018 to $258.5 million in the nine months ended September 30, 2019. Gross margins were 85.0% for the nine months ended September 30, 2018 consistent with nine months ended September 30, 2019.

Operating Expenses

Our operating expenses are classified into three categories: research and development, sales and marketing, and general and administrative. For each category, the largest component is personnel costs, which consists of salaries, employee benefits (including commissions and bonuses) and share-based compensation expense. Operating expenses also include allocated overhead costs for facilities as well as depreciation and amortization. Allocated costs for facilities primarily consist of rent and office maintenance and utilities. We expect personnel and all allocated costs to continue to increase in absolute dollars as we hire new employees and add facilities to continue to grow our business.

Research and Development. Research and development expenses increased by $9.8 million, or 23.5%, from $41.8 million in the nine months ended September 30, 2018 to $51.6 million in the nine months ended September 30, 2019. This increase was primarily attributable to a $6.9 million increase in personnel costs and related expenses, as we increased our research and development team headcount to support continued investment in our future product and service offerings. The increase was also attributable to a $0.8 million increase in the use of third party consultants and to a $0.8 million increase in software and related expenses.

Sales and Marketing. Sales and marketing expenses increased by $23.2 million, or 21.5%, from $108.0 million in the nine months ended September 30, 2018 to $131.2 million in the nine months ended September 30, 2019. This increase was primarily attributable to an $18.1 million increase in personnel costs and related expenses due to increased headcount in all regions to expand our sales and marketing organization. The increase was also attributable to a $3.1 million increase in expenses related to our marketing programs.

General and Administrative. General and administrative expenses increased by $6.8 million, or 23.1%, from $29.5 million in the nine months ended September 30, 2018 to $36.3 million in the nine months ended September 30, 2019. This increase was primarily attributable to an increase of $5.7 million in personnel costs and related expenses due to increased headcount coupled with a $0.4 million increase in services fees due to external legal counsels, accounting and insurance costs and a $0.5 million increase in depreciation of fixed assets expenses.

Financial Income, Net. Financial income, net changed by $1.9 million from $3.5 million of income in the nine months ended September 30, 2018 to $5.4 million of income in the nine months ended September 30, 2019. This change resulted primarily from an increase of $3.8 million in interest income from investments in marketable securities and short and long-term bank deposits, offset by a $1.8 million loss from foreign currency exchange differences.

Taxes on Income. Taxes on income increased from $0.4 million in the nine months ended September 30, 2018 to $2.4 million in the nine months ended September 30, 2019. Our effective tax rate was 1.5% in the nine months ended September 30, 2018 and 5.4% in the nine months ended September 30, 2019. The higher effective tax rate in the nine months ended September 30, 2019 in comparison to the nine months ended September 30, 2018 was mainly attributable to excess tax benefit related to share based compensation, which lowered the effective tax rate in the nine months ended September 30, 2018, partially offset by intra-entity intellectual property transfer tax expenses.

Liquidity and Capital Resources

As of September 30, 2019, we had $555.1 million of cash, cash equivalents, short-term bank deposits and marketable securities. This compared with cash, cash equivalents, short-term bank deposits and marketable securities of $451.2 million as of December 31, 2018. We believe that our existing cash, cash equivalents, short-term bank deposits and marketable securities will be sufficient to fund our operations and capital expenditures for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new geographic locations, the timing of introductions of new software products and enhancements to existing software products and the continuing market acceptance of our software offerings.

A substantial source of our net cash provided by operating activities is our deferred revenues, which is included on our consolidated balance sheet as a liability. The majority of our deferred revenues consist of the unrecognized portion of upfront payments associated with maintenance and professional services and Software as a Service (“SaaS”) that are recognized over time. We assess our liquidity, in part, through an analysis of our short and long term deferred revenues that have not yet been recognized as revenues together with our other sources of liquidity. Revenues from maintenance and support contracts are recognized ratably on a straight line basis over the term of the related contract which is typically one year and, to a lesser extent, three years, and from professional services as services are performed. Thus, since we frequently recognize revenues in subsequent periods to when certain payments may be received, an increase in deferred revenues adds to the liquidity of our operations.

Net Cash Provided by Operating Activities

Our cash flows historically have reflected our net income coupled with changes in our non-cash working capital and other non-cash charges. During the nine months ended September 30, 2018 and 2019, operating activities provided $89.2 million and $88.6 million in cash, respectively.

The $88.6 million in cash for the nine months ended September 30, 2019 was a result of $42.3 million of net income, adjusted by $37.5 million of non-cash charges related to share-based compensation expenses, $8.1 million related to depreciation and amortization expenses and change of $12.7 million in non-cash working capital, offset by a $5.0 million increase in deferred tax assets and by $7.0 million net change of other long term assets and liabilities. The change of $12.7 million in non-cash working capital was due to a $17.3 million increase in short-term deferred revenues and an increase of $9.9 million in accrued expenses and other current liabilities, offset by an increase of $7.1 million in trade receivables, decrease of $4.3 million in employees and payroll accruals and a net increase of $3.1 million in other current assets.

The $89.2 million in cash for the nine months ended September 30, 2018 was a result of $22.9 million of net income, adjusted by $25.7 million of non-cash charges related to share-based compensation expenses, $7.3 million related to depreciation and amortization expenses, change of $32.2 million in non-cash working capital and $7.8 million net change of other long term assets and liabilities, offset by a $6.7 million increase in deferred tax assets. The change of $32.2 million in non-cash working capital was due to a $20.7 million increase in short-term deferred revenues and decrease of $15.6 million in trade receivables, offset by a net decrease of $4.1 million in other current liabilities.

During the nine months ended September 30, 2018 and 2019, our days’ sales outstanding, or DSO, was 35 days and 59 days, respectively. The increase of the DSO was due to long-term unbilled receivables from contracts that the revenue recognized exceeded the amount billed to customers and due to better linearity of the deals over the nine months ended September 30, 2018.

Net Cash Used in Investing Activities

Our investing activities have consisted primarily of investment in, and proceeds from, short-term and long-term deposits, investment in, and proceeds from marketable securities, business acquisitions and purchase of property and equipment. Net cash used in investing activities was $61.5 million and $23.5 million for the nine months periods ended September 30, 2018 and 2019, respectively.

The decrease of $38.0 million in net cash used in investing activities in the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018 was due to a net decrease of $17.8 million in investments in short and long term deposits and marketable securities, a decrease of $18.5 million in payments for business acquisitions, net of cash acquired and a decrease of $1.7 million in capital expenditures.

Net Cash Provided by Financing Activities

Our financing activities have consisted of proceeds from the exercise of share options and proceed from withholding tax related to employee stock plans. Net cash provided by financing activities was $16.3 million and $20.1 million for the nine months periods ended September 30, 2018 and 2019, respectively. Net cash provided by financing activities was attributable to an increase in proceeds from exercise of stock options granted to employees.